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                                                            EXHIBIT 20.2


                 [FOODMAKER, INC. LETTERHEAD]



                        August__, 1996





Dear Foodmaker Stockholder:

          The Board of Directors of Foodmaker, Inc. has adopted a Stockholder Rights Plan intended to help assure that all stockholders would receive fair treatment in any takeover of the Company. A Summary of the Rights is enclosed and we urge you to read it carefully. No action on your part is required at this time. You will be notified if the Rights are ever triggered and become exercisable.

          The Rights are designed to enable the Board to better protect stockholders in the event of an unsolicited attempt to acquire the Company, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally, a squeeze-out merger and other abusive takeover tactics that the board believes are not in the best interests of stockholders. We consider the Rights to be the best available means of protecting your right to retain your equity investment in the Company and the full value of that investment, while not foreclosing a fair acquisition bid for the Company. The Board of Directors is comprised of a majority of non-employee directors, and the Plan is designed to equip the Board with appropriate tools for conducting negotiations with any prospective bidder, rather than to prevent or discourage any attractive offer for the Company. The Company has not received any unsolicited acquisition proposal at this time.

          The Rights will expire (unless previously triggered) on July 26, 2006 and, in certain circumstances, are subject to amendment or to redemption at $.001 per Right by a majority of the independent directors of the Company. The adoption of the Foodmaker, Inc. Rights Plan does not weaken the financial strength of the Company or interfere with its business plans. The issuance alone of the Rights has no dilutive effect and will not affect earnings per share or change the way in which you can presently trade the Company's shares.

                             EXHIBIT 20.2
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          In declaring the Rights, we have expressed our
confidence in the future and our determination that you, our stockholders, be given every opportunity to participate fully in that future. You can be assured that we will continue to take all appropriate measures to enhance stockholder values and to protect your interests in those values.

          On behalf of the Board of Directors,



                              ------------------------------
                              Jack W. Goodall, Jr.,
                              Chairman of the Board



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